EXHIBIT 99.1

Endeavour Silver Announces At-The-Market Offering of up to US$60 Million

VANCOUVER, British Columbia, Oct. 01, 2020 (GLOBE NEWSWIRE) --  Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) (the “Company” or “Endeavour”) announces it has entered into a sales agreement dated October 1, 2020 (the “Sales Agreement”) with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., TD Securities, Roth Capital Partners, B. Riley Securities and A.G.P. (together, the “Agents”) pursuant to which the Company may, at its discretion and from time-to-time during the 20 month term of the Sales Agreement, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$60 million (the “Offering”). Sales of Common Shares will be made through “at the market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44102 Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of distribution. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated October 1, 2020 to the Company’s existing U.S. registration statement on Form F10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”), each dated April 27, 2020. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission. The U.S. prospectus supplement (together with a related Registration Statement) is available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, BMO Capital Markets will provide copies of the U.S. prospectus upon request by contacting BMO Capital Markets Corp. (Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, by telephone: (800) 4143627, or by email: bmoprospectus@bmo.com).

Net proceeds of the Offering, if any, together with the Company’s current cash resources and free cash flow, will be used to advance its Terronera project (including preparation of a feasibility study on the project), the Parral project, prospective mergers and acquisitions and for working capital purposes.

The Company will pay the Agents compensation, or allow a discount, of 2.0% of the gross sales price per Common Share sold under the Sales Agreement. Sales under the Sales Agreement remain subject to necessary regulatory approvals, including the approval of the TSX and the NYSE.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of Canadian securities laws. Such statements include those that describe the anticipated offering of securities under the Company’s Base Shelf Prospectus and Registration Statement and the anticipated use of proceeds from any offering made under the Company’s Base Shelf Prospectus and Registration Statement. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company’s condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes. These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.